U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of May 2003.

Total number of pages: 10.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.     Form  20-F  ☒    Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number		Page Number

1.	[Organizational Change]	4

2.	[New Management Structure Under the Committee System]	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Director

Date:	May 16, 2003

Tokyo, 16 May 2003

Organizational Change

Today, Nomura Holdings, Inc. (NHI) announces the following organizational change effective from June 1, 2003.

Nomura Securities Co., Ltd.

The Corporate Revival Project Department is to be newly established in the Investment Banking Products Division.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Tokyo, 16 May 2003

New Management Structure Under the Committee System

Nomura Holdings, Inc. (NHI) announced today the following changes in directors and members of the Board of Executive Officers of its wholly owned subsidiary Nomura Securities Co., Ltd. to coincide with the move to adopt the Committee System following approval at its General Meeting of Shareholders scheduled for 26 June 2003.

Directors will be formally appointed at the General Meeting of Shareholders. Committee chairmen, committee members and members of the Board of Executive Officers will be officially appointed at a meeting of the Board of Directors following the General Meeting of Shareholders.

Nomura Securities Co., Ltd.

New Management Structure Subject to Approval at the General Meeting Shareholders Scheduled for June 2003

1. Directors

Director	Nobuyuki Koga	(President)

Director	Hiroshi Toda	(Executive Vice President)

Director	Kenichi Watanabe	(Executive Managing Director)

Director	Yasuaki Fukui	(Statutory Auditor)

Outside Director	Shigeru Hirota	(Statutory Auditor)

Outside Director	Masaharu Shibata	(Chairman and CEO of NGK Insulators, Ltd.)

Outside Director	Hideaki Kubori	(Founding Partner of Hibiya Park Law Offices)

Outside Director	Haruo Tsuji	(Statutory Auditor)

Outside Director	Takashi Fujita	(Statutory Auditor)

Outside Director	Koji Tajika	(CPA)

2. Committee Chairmen and Members

(1) Nomination Committee

Chairman	Nobuyuki Koga

Masaharu Shibata
Hideaki Kubori

(2) Audit Committee

Chairman	Haruo Tsuji

Takashi Fujita
Koji Tajika

(3) Compensation Committee

Chairman	Nobuyuki Koga

Masaharu Shibata
Hideaki Kubori

3. Members of Board of Executive Officers

Note: * Serving concurrently as directors

President & Chief Executive Officer*	Nobuyuki Koga
(Representative Executive Officer)	(President & Chief Executive Officer)

Deputy President*	Hiroshi Toda
(Representative Executive Officer)	(Executive Vice President)

Executive Vice President	Takashi Tsutsui
(Representative Executive Officer)	(Executive Managing Director)

Executive Vice President	Takashi Yanagiya
(Representative Executive Officer)	(Executive Managing Director)

Executive Vice President*	Kenichi Watanabe
(Representative Executive Officer)	(Executive Managing Director)

Executive Vice President	Takumi Shibata
(Representative Executive Officer)	(Executive Managing Director)

Executive Managing Director	Manabu Matsumoto
(Managing Director)

Executive Managing Director	Yoshifumi Kawabata
(Managing Director)

Executive Managing Director	Shogo Sakaguchi
(Managing Director)

Executive Managing Director	Masanori Itatani
(Managing Director)

Executive Managing Director	Yoshimitsu Oura
(Managing Director)

Executive Managing Director	Yusuke Yamada
(Managing Director)

Executive Managing Director	Hitoshi Tada
(Managing Director)

Senior Managing Director	Kenichi Fukuhara
(Director)

Senior Managing Director	Kenichi Yunoki
(Director)

Senior Managing Director	Yasuo Agemura
(Director)

Senior Managing Director	Atsushi Yoshikawa
(Director)

Senior Managing Director	Nobuto Nakahari
(Director)

Senior Managing Director	Akihiko Nakamura
(Director)

Senior Managing Director	Yuki Takahashi
(Director)

Senior Managing Director	Kazuo Okizaki
(Director)

Senior Managing Director	Isao Shirai
(Director)

Senior Managing Director	Kenichi Shinbashi
(Director)

Senior Managing Director	Shigeyuki Kurokawa
(Director)

Senior Managing Director	Hiroshi Tanaka
(Director)

Senior Managing Director	Noriyuki Ushiyama
(Director)

Senior Managing Director	Noriyasu Yoshizawa
(Director)

Senior Managing Director	Masanori Nishimatsu
(Director)

Senior Managing Director	Yasuo Yoshihara
(Director)

Senior Managing Director	Toshio Hirota
(Director)

Senior Managing Director	Koji Nagai
(Director)

Senior Managing Director	Akira Maruyama
(Director)

Retiring Directors & Statutory Auditors

1. Retiring Directors

Note: Title in parenthesis refers to current position as of 16 May 2003.

Takashi Tsutsui	(Executive Managing Director)

Takashi Yanagiya	(Executive Managing Director)

Takumi Shibata	(Executive Managing Director)

Manabu Matsumoto	(Managing Director)

Yoshifumi Kawabata	(Managing Director)

Shogo Sakaguchi	(Managing Director)

Masanori Itatani	(Managing Director)

Yoshimitsu Oura	(Managing Director)

Yusuke Yamada	(Managing Director)

Hitoshi Tada	(Managing Director)

Kenichi Fukuhara	(Director)

Kenichi Yunoki	(Director)

Yasuo Agemura	(Director)

Atsushi Yoshikawa	(Director)

Nobuto Nakahari	(Director)

Akihiko Nakamura	(Director)

Yuki Takahashi	(Director)

Kazuo Okizaki	(Director)

Isao Shirai	(Director)

Kenichi Shinbashi	(Director)

Shigeyuki Kurokawa	(Director)

Hiroshi Tanaka	(Director)

Noriyuki Ushiyama	(Director)

Noriyasu Yoshizawa	(Director)

Masanori Nishimatsu	(Director)

Yasuo Yoshihara	(Director)

Toshio Hirota	(Director)

Koji Nagai	(Director)

Akira Maruyama	(Director)

The 29 directors listed above are to be appointed members of the Board of Executive Officers of Nomura Securities Co., Ltd. at a meeting of the Board of Directors following approval at the General Meeting of Shareholders scheduled for June 2003.

Hiromi Yamaji	(Managing Director)

Hideyuki Takahashi	(Director)

The two directors listed above are to be appointed Senior Managing Directors of Nomura Holdings, Inc. following approval at the General Meeting of Shareholders scheduled for June 2003.

2. Retiring Statutory Auditors

Yasuaki Fukui	(Statutory Auditor)

Shigeru Hirota	(Statutory Auditor)

Takashi Fujita	(Statutory Auditor)

Haruo Tsuji	(Statutory Auditor)

The above four statutory auditors are to be appointed Directors of Nomura Securities Co., Ltd. following approval at its General Meeting of Shareholders scheduled for June 2003.

Hironobu Goto	(Statutory Auditor)

To be installed as Vice Chairman of Nomura Research Institute, Ltd. following its General Meeting of Shareholders in June 2003

Fumihide Nomura	(Statutory Auditor)

To be appointed Director of Nomura Holdings, Inc. following its General Meeting of Shareholders scheduled for June 2003.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.